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                     July 6, 2023

       Anthony Lombardo
       Chief Financial Officer
       MOUNTAIN TOP PROPERTIES, INC.
       7505 Floyd Ct
       Weatherford, TX 76087

                                                        Re: MOUNTAIN TOP
PROPERTIES, INC.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed on February
28, 2023
                                                            File No. 000-56298

       Dear Anthony Lombardo:

               We issued comments to you on the above captioned filing on June 7, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 20, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at
       202-551-3856 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction